

Mail Stop 3030

December 1, 2015

Via E-mail
Mr. Xianshou Li
Chief Executive Officer
ReneSola Ltd.
No. 8 Baoqun Road
Yaozhuang County
Jiashan Town
Zhejiang Province 314117
People's Republic of China

> **Re: ReneSola Ltd.
> Form 20-F for the Fiscal Year Ended December 31, 2014
> Filed April 23, 2015
> File No. 001-33911**

Dear Mr. Li:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2014

Consolidated Financial Statements

Note 2. Summary of Principal Accounting Policies

(u) Revenue recognition, page F-19

1.   We note that you have been developing project assets and that you recognize revenue for project assets following the provisions of real estate accounting. Please explain to us why you believe these arrangements meet the criteria to be accounted for under real estate accounting. Cite the accounting literature relied upon.

2.   Further to the above, please tell us whether you retain continuing involvement in your project assets and whether or not you transfer substantially all the risks and rewards of ownership to the buyers. As a related matter, please tell us whether your warranties include guarantees of system performance or uptime. For these types of projects, please tell us what impact these obligations have on your revenue recognition, including whether you defer revenue related to these obligations. Cite the accounting literature relied upon.

Note 18. Commitments and Contingencies

c) Product warranties, page F-36

3.   We note that you changed where you classify warranty expenses from cost of revenues to sales and marketing expenses. We also note that you report a measure for gross profit (loss). Please tell us why you believe it is appropriate to exclude warranty costs from the presentation of gross profit (loss). Refer to SAB Topic 11.B.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lynn Dicker at (202) 551-3616 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 with any questions. You may also reach me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery